

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2019

Jerry Baack
President and Chief Executive Officer
Bridgewater Bancshares, Inc.
3800 American Boulevard West, Suite 100
Bloomington, MN 55431

>   **Re: Bridgewater Bancshares, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 27, 2019**
>   **File No. 333-230533**

Dear Mr. Baack:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact David Gessert at 202-551-2326 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Financial Services